Exhibit 4.6

STRICTLY CONFIDENTIAL

4 November 2003

Mr M A Cameron
Group Executive
Financial & Risk Management

Dear Michael,

I refer to your recent discussions with David Murray in relation to your remuneration and confirm that your new remuneration arrangements, effective 1 April 2003 will be -

Base (TC-I-S)	$600,000
Superannuation	$43,200
Total Fixed Remuneration	$643,200
STI Potential	$420,000

You have also recently received an offer to receive 22,300 shares under the Equity Reward Plan (ERP).

I will contact you separately regarding the implementation of this increase along with an adjustment for the overpayment relating to the inclusion of your two motor vehicles in your package.

Please sign the attached copy of this letter as your acceptance of the new arrangements.

Kind regards

I accept the appointment as outlined in this letter

/s/ Michael Cameron

Michael Cameron

STRICTLY CONFIDENTIAL

17 March 2003

Mr M A Cameron
Executive General Manager, Group Finance
Financial & Risk Management

Dear Michael,

I am delighted to confirm my offer to you of the Level 6 role of Group Executive, Financial & Risk Management (FRM). In this role you will report direct to me and will be a member of the Bank’s Executive Committee. Your appointment will be effective 1 April 2003.

Your current terms and conditions will remain the same with the exception of remuneration. Your new remuneration arrangements will be determined as part of the normal annual review in August 2003 but will be effective from 1 April 2003.

In determining your STI payment for the year ending 30 June 2003, the extra workload you have undertaken since Stuart Grimshaw has been acting in the role of Group Executive, Investment & Insurance Services will be taken into account.

Please sign the attached copy of this letter as your acceptance of this appointment as outlined.

Michael, congratulations on this significant career move. As discussed, I look forward to working closely with you on the FRM and Group challenges and opportunities ahead of us.

Yours sincerely

I accept the appointment as outlined in this letter

/s/ Michael A Cameron    18/3/03

Michael A Cameron

Commonwealth Bank
Commonwealth Bank of Australia
ABN 48 123 123 124

Level 3	GOP Box 2719	Telephone (02)9378 3371	Stuart I Grimshaw
48 Martin Place	Sydney	Facsimile (02)9378 7007	Group Executive
Sydney	NSW 1155	Email stuartgrimshaw@cbs.com.au	Financial & Risk Management
NSW 1155		DX 1020 Sydney
Australia

Mr M A Cameron
1 Rodney Place
WEST PENNANT HILLS NSW 2125

Dear Michael

I refer to our recent discussions and am delighted to offer you the position of Executive General Manager, Group Finance, Finance & Risk Management. This is a Level 5 role in the Bank’s structure reporting directly to me.

Remuneration

Your appointment will be under the Bank’s executive employment conditions and remuneration arrangements. You will be paid a Base remuneration of $450,000 per annum expressed on a Total Cost minus incentives minus Superannuation (TC-I-S) basis. Your Base remuneration will be reviewed annually with the first review being effective form 1 July 2003.

Your remuneration arrangements also provide for a short term performance payment (bonus) potential of up to a maximum of $360,000.

The first bonus will relate to the period from commencement of employment to 30 June 2003. The performance benchmarks against which the annual bonus will be measured will be on a basis to be agreed between us.

As part of the Bank’s remuneration arrangements a partial vesting (deferral) arrangement applies to executive short term incentive (bonus) payments. Information about this is included in the enclosed booklet “Notes on Remuneration”. The booklet also outlines in more detail the operation of the Bank’s Total Cost remuneration arrangements.

A sample copy of the executive employment contract is included in the booklet. At Clause 6, however, your own contract will specify compensation on termination of 0.50 times Gross (Base) Remuneration.

You will also be provided with a parking space in the Sydney CBD at no charge to your package.

You will be invited to participate in the Bank’s Equity Reward Plan (ERP) by way of an allocation of shares to the value of approximately $300,000. Vesting of legal title to the shares is conditional on the Bank achieving a prescribed performance hurdle. More information about the ERP will be provided on commencement of employment.

The Bank will also make three payments to you totalling $550,000. The first payment of $150,000 will be paid in cash on commencement of employment. The second and third payments will be $200,000 each and paid as at 1 July 2003 and 1 July 2004 respectively. These latter two payments will be paid as special credits into your Bank superannuation account. They will be subject to you being in employment with the Bank at the relevant dates.

The Bank’s offer of employment is subject to satisfactory completion of all aspects of the recruitment process including:-

•	Your acceptance of the Bank’s remuneration arrangements;

•	Provision of birth certificate;

•	Confirmation of qualifications; and

•	Completion of reference checking.

You will also need to complete the enclosed pre-employment declaration.

The offer carries with it a number of conditions and benefits, with the more important being:

Superannuation

Membership of the Bank’s Officers’ Superannuation Fund (OSF) is compulsory. This is a defined contribution (accumulation) scheme, which ensures receipt of superannuation benefits equal to at least the minimum required under the Superannuation Guarantee legislation.

The Bank will contribute to your superannuation at 9% of your superannuation ‘salary’ which is initially costed at $32,400 pa, (Superannuation ‘salary’ will be 80% of your Base TC-I-S ie $360,000). You may also contribute to the fund from after tax income or through your remuneration package you may obtain additional superannuation benefits by salary sacrifice. You are able to nominate up to 36% of your remuneration to be paid into a superannuation account in the OSF on a salary sacrifice (pretax tax) basis.

Motor Vehicle

The offer carries with it the opportunity to include up to two motor vehicles in your package. This would be under the Bank’s novated leasing arrangements and would be deducted from the $450,000 package on a fully costed basis including fringe benefits tax.

General

All employees are required to observe the Bank’s Statement of Professional Practice, a copy of which is included in the ‘Notes on Remuneration’.

2

We also have a Clean Air policy, which prohibits smoking at any time on Bank premises or in any Bank vehicle.

In order to acknowledge acceptance of this offer, would you please sign and return the attached copy of this letter.

Upon commencement of employment I will arrange completion of the ancillary matters, including signing of the employment contract.

Should you need clarification of any aspect, please do not hesitate to contact me.

Yours sincerely

Stuart Grimshaw

Acceptance

I accept the offer as outlined above and wish to confirm I will commence employment on 18 Nov 2002.

Signed : /s/ Michael Cameron

Date: 11/10/02

3

EMPLOYEE REMUNERATION SCHEDULE

Empl ID:
Name: Cameron, Michael

Department/Branch:  012042           Group Finance

Effective Date: 18/11/2002

GROSS REMUNERATION (Toal Package Value):		$450,000.00

Pkg Cash Salary	$450,000.00

SUPERANNUATION
Pkg OSF Division F
Cost of Employer provided Superannuation
(Notional for Defined Benefits Superannuation)		$32,400.00

Salary for Superannuation Purposes:	$360,000.00

/s/ Michael Cameron	/s/ Penny Kalatzis

Employee Signature	Bank Representative Signature

3/11/02 Date	6/11/02 Date

All Blanks to be Completed

EMPLOYMENT AGREEMENT

BETWEEN

COMMONWEALTH BANK OF AUSTRALIA (the Bank)
(ABN 48 123 123 124)

AND

Michael Andrew Cameron (Employee)

1.	The Bank agrees to employ the Employee and the Employee agrees to serve the Bank on the terms and conditions of employment set out herein.

2.	This Agreement comes into effect on and from 18 November 2002 (Insert operative date).

3.	The Employee shall be employed as an executive of the Bank and shall serve at any location where the Bank or one of its related bodies operates.

4.	(i)	The Employee shall observe and be subject to the provisions of the Bank’s instructions except as varied herein.

	(ii)	The Bank owns all right, title and interest, including without limitation, all industrial and intellectual property rights, in all the Employee’s work product and any discovery or invention or process or improvement in procedure relating to that work product made or discovered by the Employee during the term of this Agreement whether solely or jointly with others.

	(iii)	The Employee will, if required by the Bank, execute such documents and do such acts and things as the Bank may require to effect the assignment to the Bank of the industrial and intellectual property rights in the Employee’s work product.

	(iv)	Where the Employee’s work product includes intellectual property rights of the Employee existing prior to the Employee’s employment by the Bank, the Employee shall notify the Bank of those rights and grant the Bank a licence to use that work product as the Bank sees fit, including reproducing and making adaptations of or alterations to any part of that work product, and without acknowledging the authorship or part authorship of the work product.

	(v)	The Employee must return to the Bank at the time the Employee ceases to work for the Bank all originals and copies in any form (including computer data) of all books, records and documents relating to the Employee’s duties, functions and responsibilities as an employee of the Bank.

5.	This Agreement may be terminated -

•	by agreement in writing between the parties at any time; or

•	except in circumstances of misconduct, by four weeks’ written notice by either party to the other party. Bank may make a payment of an amount equivalent to four weeks’ pay in lieu of notice.

In either circumstance, reason for termination shall not be required.

6.	Where termination of employment is initiated by the Bank other than for misconduct or unsatisfactory performance, the Bank will, in addition to payments made under Clause 13, pay to the Employee compensation of an amount equivalent to 0.50 times Gross Remuneration as set out in the attached Annexure.

The Bank will not be under any obligation to pay any further compensation on termination other than as set out in this Clause.

7.	Cash remuneration and other benefits, constituting the Gross Remuneration package to which the Employee is entitled under this Agreement, are scheduled in the Annexure. All figures are expressed on an annual equivalent basis.

8.	The Cash component of the Employee’s Gross Remuneration package shall be paid on a fortnightly basis, each fortnight representing 14/365 of the value shown in the Annexure.

9.	The Gross Remuneration package as set out in the Annexure shall be reviewed annually by the Bank, having regard to the Employee’s work performance and market rates of remuneration.

Any variation to the Gross Remuneration package agreed as a result of such a review will be documented by completion of a fresh Annexure, signed by both parties. In the absence of agreement, the then existing Gross Remuneration package will continue to apply.

10.	The Employee shall be entitled to retire from the Bank’s service at any time after attaining age 55.

Retirement on the grounds of physical or mental incapacity may be approved, or effected, by the Bank at any age where it is satisfied that medical evidence warrants that action.

The Employee agrees to give the Bank 6 months notice of intention to retire.

11.	The Employee must be a member of the Officers’ Superannuation Fund.

12.	The Employee’s remuneration shall be regarded as satisfying their entitlements other than the following:

•	Annual leave – annual leave will accrue at the rate of 20 days per annum. Accrued annual leave cannot be more than 30 days at any point for executives. A minimum 10 days annual leave must be taken each year.

•	Long service leave – accrual will be in accordance with the Bank’s normal accrual rate. Long service leave on half pay is not available to executives.

•	Personal illness or injury – paid leave on account of genuine and personal illness or injury is available in accordance with the Bank’s staff policy.

•	Parental leave -

6 weeks paid maternity leave/adoption leave applies where a female executive has at least 52 weeks continuous service.

With at least 52 weeks continuous service, 1 weeks paid paternity leave for male executives applies.

For all executives, up to 52 weeks unpaid parental leave applies to the primary care-giver, in accordance with the Bank’s staff policy. (Any paid parental leave, where applicable, is included in this quantum.)

Authorised expenses will be reimbursed in accordance with the Bank’s policy.

13.	Upon termination of this Agreement, the calculation of payments in lieu of accrued but unused annual and long service leave entitlements shall be based on the Gross Remuneration amount as shown in the attached Annexure.

14.	Any variation to this Agreement agreed between the parties shall be in writing.

SIGNED by the said	/s/ Michael Cameron	3/11/02

Date

SIGNED for and on behalf of	/s/ Penny Kalatzis	6/11/02
COMMONWEALTH BANK OF AUSTRALIA
Date

2